Exhibit 10.1

January 6, 2026

Amanda J. Schreiber

Dear Ms. Schreiber:

This employment agreement (this “Agreement”) is made and entered into effective as of January 12, 2026 (the “Effective Date”), by and between FuelCell Energy, Inc., a Delaware corporation (the “Corporation”), and you.

WHEREAS, the Corporation and you desire to enter into this Agreement to set forth the terms and conditions of your employment relationship with the Corporation; and

WHEREAS, you acknowledge that by executing and delivering this Agreement, you will obtain certain rights, compensation, and benefits from the Corporation and that such rights, compensation, and benefits constitute valid consideration to you.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

I.	Position and Duties.

You shall perform all duties, consistent with your position as Executive Vice President, General Counsel and Corporate Secretary in order to advance the Corporation’s affairs and related business efforts, assigned or delegated to you by the Board of Directors of the Corporation (the “Board”) or the Corporation’s President and Chief Executive Officer (“CEO”) and normally associated with the position of Executive Vice President, General Counsel and Corporate Secretary. You shall report to the Corporation’s President and CEO, and you shall devote all of your full business time, attention, energies, skills, and efforts to the advancement of the interests and business of the Corporation. Your position will be eligible for remote work. You will be required to travel to the Corporation’s headquarters and to current and potential customer sites globally as needed.

II.	Compensation.

A.            Your base annual salary will be $470,000 effective as of the Effective Date.

B.            You will be eligible for an annual bonus as determined and approved by the Board or a committee thereof. You will be eligible for a target annual bonus equal to 60% of your base salary as determined and approved by the Board or a committee thereof. The actual amount of the bonus may be more or less than the target amount, and may be pro rated for any partial year of service, except that, for fiscal year 2026, such bonus shall not be pro rated for any partial year of service. Any bonus may be payable in cash, stock options and/or restricted stock upon such terms and conditions as determined by the Board or a committee thereof. The Corporation will pay any such bonus by the end of the first quarter of the following fiscal year, provided you are employed by the Corporation on the date the bonus is actually paid. Payment of the bonus in any year should not be construed as requiring the payment of a bonus in any other year. You may from time to time also be eligible to receive other incentive awards at the Corporation’s sole discretion.

C.            You shall be entitled to participate in the Corporation’s long-term incentive compensation program under its 2018 Omnibus Incentive Plan or any successor plan thereto (the “Plan”). The determination as to the amount or number of shares subject to any long-term incentive awards, and the other terms and conditions of such awards, shall be subject to the sole discretion of the Board or a committee thereof; provided that, as set forth in your offer letter, your target award for fiscal year 2026 will be $750,000 and is expected to consist of 50% performance share units with performance goals generally corresponding to the performance goals applicable to the performance share units granted to other senior executives of the Corporation (and subject to a three-year cliff vesting schedule) and 50% time-vesting restricted stock units. Any awards granted to you shall be subject to the provisions of the Plan and a separate written agreement embodying the grant of the award in the form stipulated pursuant to the Plan.

D.            You shall receive a one-time payment of up to $2,000 as compensation for expenses that you incur for setting up your home office prior to or within one month following the Effective Date.

You hereby acknowledge that your rights hereunder shall be subject to the Corporation’s Compensation Recovery Policy or similar requirements in favor of the Corporation established by law or by Corporation policy.

III.	Severance Benefits.

A.            Termination Without Cause or for Good Reason. In the event that the Corporation terminates your employment without Cause (as defined below) or you terminate your employment for Good Reason (as defined below) other than in connection with a Change in Control (as defined below), you will be entitled to receive:

1.            A severance payment in an amount equal to twelve (12) months of your annual base salary as of the date of termination, payable over a twelve (12) month period, with payments made in equal installments in accordance with the Corporation’s usual pay periods.

2.            Payment by the Corporation of your COBRA premiums for up to twelve (12) months provided you elect continuation of coverage under COBRA and you are not eligible for health coverage under another employer’s plan. The Corporation reserves the right to provide you with a cash equivalent of the cost of such COBRA premiums in lieu of making the premium payments. Such payments will be made over a twelve (12) month period in equal installments.

3.            Accelerated vesting of all outstanding time-vesting equity awards, provided, however, that a pro rata portion of any unearned performance awards shall remain eligible to be earned following the end of the applicable performance period based on actual performance achieved (with all remaining unearned performance awards being forfeited).

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For the avoidance of doubt, upon a termination of your employment under this Section III.A, you will also be eligible to receive a pro rata portion of your annual bonus consistent with Section II.B based on actual performance.

For purposes of this Agreement, “Cause” shall mean that any of the following has occurred: (1) your material breach of this Agreement if the Corporation has notified you of such breach and you have not cured such breach within the period described below; (2) your conviction of, or entry of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or of a lesser crime having as its predicate element fraud, dishonesty or misappropriation of property, whether or not property of the Corporation; (3) your willful misconduct, willful dishonesty, or illegal conduct, whether or not related to your employment with the Corporation and including any acts that occurred prior the Effective Date, in each case which the Board reasonably determines has or could cause material financial or reputational harm to the Corporation or its affiliates; (4) your material failure to adhere to any policy of the Corporation generally applicable to employees of the Corporation if you have been given an reasonable opportunity to comply with such policy or cure your failure to comply; (5) your appropriation (or attempted appropriation) of a business opportunity of the Corporation, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Corporation; (6) your misappropriation (or attempted misappropriation) of any of the Corporation’s funds or property; (7) your engaging in bad faith or gross negligence in the performance of your duties under this Agreement; or (8) your willful and material failure to comply with any valid and legal directive of the Board or the CEO; provided, however, that your unwillingness to accept an act that would constitute Good Reason or any other action by or at the request of the Corporation that is contrary to this Agreement may not be considered by the Board or the CEO to be a failure to comply. To terminate your employment for Cause, the Board or the CEO must provide you with written notice of the existence of the circumstances providing grounds for termination for Cause and, except for a circumstance which, by its nature, cannot reasonably be expected to be cured, you will have thirty (30) days after delivery of such notice to cure the circumstances constituting Cause. If such circumstances are timely cured, they shall not constitute grounds for a termination for Cause.

You will be considered to have terminated your employment for “Good Reason” if you resign after one or more of the following conditions arises without your consent:

1.	A material diminution in your base salary;

2.	A material diminution in your authority, duties or responsibilities, including any change in your reporting line such that you no longer report to the President and CEO;

3.	A material diminution in the budget over which you retain authority; or

4.	A material change in the geographic location at which you must perform your duties.

Notwithstanding the foregoing, you will not be considered to have terminated your employment for Good Reason unless (a) you provide written notice to the Corporation of the existence of the condition constituting Good Reason within a period not to exceed ninety (90) days of the initial existence of the condition, upon the receipt of which the Corporation will have a cure period of at least thirty (30) days during which it may remedy the condition and not be required to pay any severance, (b) the Corporation fails to remedy such condition within such thirty (30) day period and (c) you actually resign for Good Reason within sixty (60) days following the expiration of such cure period.

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B.            Change in Control. In the event that your employment is terminated by the Corporation for any reason other than for Cause or you resign for Good Reason, in each case in connection with a Change in Control, you will be entitled to receive a severance payment in an amount equal to one (1) year of your base salary as of the date of termination plus your target annual bonus for the year in which your employment is terminated (or for the prior year, if your target annual bonus has not yet been determined for the year in which your employment is terminated). The Corporation will also pay your COBRA premiums for up to twelve (12) months provided you elect continuation coverage under COBRA and you are not eligible for health coverage under another employer’s plan. The Corporation reserves the right to provide you with a cash equivalent of the cost of such COBRA premiums in lieu of making the premium payments. The severance payment will be made over a twelve (12) month period following the date of termination, with payments made in equal installments in accordance with the Corporation’s usual pay periods. Upon a termination of your employment under this Section III.B, you will also be eligible to receive a pro rata portion of your annual bonus consistent with Section II.B, calculated at the target performance level.

Notwithstanding the foregoing, you will not be considered to have terminated your employment for Good Reason in connection with a Change in Control unless (a) you provide written notice to the Corporation (or its successor in the Change in Control) of the existence of the condition constituting Good Reason within a period not to exceed ninety (90) days of the initial existence of the condition and within the ninety (90) day period preceding the Change in Control or the twenty-four (24) month period after the Change in Control, upon the receipt of which the Corporation (or its successor) will have a cure period of at least thirty (30) days during which it may remedy the condition and not be required to pay any severance, (b) the Corporation (or its successor) fails to remedy such condition within such thirty (30) day period and (c) you actually resign for Good Reason within sixty (60) days following the expiration of such cure period. If the Corporation terminates your employment without Cause during the ninety (90) day period preceding a Change in Control or the twenty-four (24) month period thereafter, the termination will be deemed to be in connection with a Change in Control.

A “Change in Control” shall be deemed to have occurred upon the closing of a transaction that is of a nature that would be required to be reported in response to Item 5.01(a) of the Current Report on Form 8-K, as in effect on the date of this Agreement, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); provided that, without limitation, such a Change in Control shall be deemed to have occurred if: (a) a third person, including a "group" as such term is used in Section 13(d)(3) of the Exchange Act, other than the trustee of any employee benefit plan of the Corporation, becomes the beneficial owner, directly or indirectly, of 35% or more of the combined voting power of the Corporation's outstanding voting securities ordinarily having the right to vote for the election of directors of the Corporation; (b) during any period of twenty-four (24) consecutive months individuals who, at the beginning of such consecutive twenty-four (24) month period, constitute the Board cease for any reason (other than retirement upon reaching normal retirement age, disability, or death) to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least three quarters of the directors comprising the Incumbent Board (as defined below) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or (c) the Corporation shall cease to be a publicly owned corporation having its outstanding Common Stock listed on the New York Stock Exchange or quoted in the NASDAQ National or Small Cap Market System, except where the delisting is related to a private purchase of the Corporation's stock by a group consisting of the Corporation's current officers, or where the delisting would not result in the occurrence of any of the events described in clauses (a) or (b) of this definition.

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For these purposes, a Change in Control shall not be deemed to have occurred and the enhanced severance under Section III.B shall not apply where, with respect to any transaction otherwise constituting a Change in Control, you are reasonably expected to maintain the same position you had as of immediately prior to such transaction.

For these purposes, “Incumbent Board” means the Board as in existence twenty-four (24) months prior to the date the action is being considered. Notwithstanding the foregoing, if the Incumbent Board specifically determines in good faith that any transaction does not constitute a Change in Control for purposes of this Agreement such determination shall be conclusive and binding.

Except to the extent a result more favorable to you is provided for in the Plan or the applicable award agreements, any equity-based awards granted to you by the Corporation shall accelerate and immediately vest if there is a Change in Control and your employment with the Corporation is terminated by the Corporation without Cause or by you for Good Reason in connection with such Change in Control.

Notwithstanding anything to the contrary herein, upon a Change in Control, if the Corporation’s legal counsel or accountants determine that any payment, benefit or transfer by the Corporation or an affiliate under this Agreement or any other plan, agreement, or arrangement to you or for your benefit (in the aggregate, the “Total Payments”) to be subject to the tax (“Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) but for this paragraph, then the Total Payments shall be delivered either (a) in full or (b) in an amount such that the value of the aggregate Total Payments that Executive is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that you may receive without being subject to the Excise Tax, whichever of (a) or (b) results in you receiving the greatest benefit on an after-tax basis (taking into account applicable federal, state and local income taxes and the Excise Tax). In the event that (b) results in a greater after-tax benefit to you, payments or benefits included in the Total Payments shall be reduced or eliminated by applying the following principles, in order: (i) the payment or benefit with the higher ratio of the parachute payment value to present economic value (determined using reasonable actuarial assumptions) shall be reduced or eliminated before a payment or benefit with a lower ratio; (ii) the payment or benefit with the later possible payment date shall be reduced or eliminated before a payment or benefit with an earlier payment date; and (iii) cash payments shall be reduced prior to non-cash benefits; provided that if the foregoing order of reduction or elimination would violate Section 409A of the Code, then the reduction shall be made pro rata among the payments or benefits included in the Total Payments (on the basis of the relative present value of the parachute payments).

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C.            Other Terminations of Employment. In the event that your employment is terminated under any circumstances not described above, you will be entitled to receive only your accrued but unpaid base salary and accrued but unused vacation as of your termination date, which shall be paid in accordance with the Corporation’s customary payroll procedures; reimbursement for unreimbursed business expenses properly incurred by you, paid in accordance with the Corporation’s expense reimbursement policy; and employee benefits, if any, to which you may be entitled under the Corporation’s employee benefit plans as of the date of your termination.

IV.	Eligibility for Severance; Requirement of Release.

Any severance payments required hereunder shall commence on the first regular payroll date following the sixtieth (60th) day after the date of termination of your employment with the Corporation so long as, prior to such date, you execute and agree to be bound by (and do not revoke) a release of all claims, on a form provided by the Corporation, which releases any and all claims that you have or might have against the Corporation and which contains terms customary in such a release. If the Corporation does not receive an executed release prior to the date occurring sixty (60) days after the date of termination of your employment with the Corporation (including within such sixty (60) day period any applicable revocation period), the Corporation shall have no obligation to provide severance payments or benefits to you.

V.	Compliance with Section 409A of the Code; Entire Agreement.

To the extent the Corporation in the exercise of its reasonable judgment shall determine that Section 409A of the Code applies to any amounts payable to you hereunder, then any such amounts shall be paid in such fashion and at such times so as to ensure that the Corporation and you are in compliance with Section 409A of the Code; provided that the Corporation does not guarantee that any payments or benefits contemplated by this Agreement shall comply with Section 409A of the Code.

Notwithstanding anything to the contrary in this Agreement, in the event that any stock of the Corporation or any entity within the same controlled group (as defined in Section 414(b) of the Code), is publicly traded on an established securities market as defined in Section 1.409A-1(i) of the Treasury Regulations under Section 409A of the Code, payments to you that are subject to the provisions of Section 409A of the Code will not be made until the date that is six (6) months plus one day after your date of separation from service, or, if earlier than the end of the six-month period, the date of your death, if you are a Specified Employee (as defined below) to the extent required for compliance with Section 409A of the Code. Any payments delayed hereunder shall be paid in a single lump sum payment on such date. For purposes of this paragraph, “Specified Employee” means a key employee (as defined in Code Section 416(i)) of the Corporation or any affiliated organization with employees in the United States. You will be considered a key employee for the period commencing April 1 and ending on the March 31 thereafter if you were a key employee on the previous December 31 and such designation shall be effective solely for that period.

This Agreement contains the entire agreement and understanding by and between you and the Corporation with respect to your employment and supersedes any existing agreements between the Corporation and you with respect to such subject matter. No representations, promises, agreements, or understandings, written or oral, relating to your employment by the Corporation, or any of its officers, directors, employees, or agents, not contained herein shall be of any force or effect, other than any agreement(s) relating to confidentiality, intellectual property or restrictive covenants between you and the Corporation.

All amounts payable under this Agreement shall be subject to applicable withholding for taxes. In no event shall any payment be made hereunder that shall exceed the limitations of Section 162(m) of the Code and any regulations thereunder applicable to the Corporation.

THE NEXT PAGE IS THE SIGNATURE PAGE

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IN WITNESS WHEREOF, the Corporation and you have duly executed this Agreement on the date set forth below.

CORPORATION:

FUELCELL ENERGY, INC.

/s/ Jason B. Few
Name:	Jason B. Few
Its:	President and Chief Executive Officer

Date: January 6, 2026

Executive

/s/ Amanda J. Schreiber
Amanda J. Schreiber

Date: January 6, 2026

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